Rajan Parmeswar, CPA Vice President, Controller and Chief Accounting Officer ParmeswarR@aetna.com tel: 860-273-7231 fax: 860-273-8968 151 Farmington Avenue, RT21 Hartford, CT 06156
July 2, 2012

VIA EDGAR CORRESP

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aetna Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
File No. 001-16095

Dear Mr. Rosenberg:

Pursuant to our phone conversation on June 21, 2012 and requests made by the Staff on that call, enclosed herewith please find Aetna Inc.'s (“Aetna's”) response to those requests (references in this letter and enclosure to the terms “we,” “our,” or “us” refer to Aetna and its subsidiaries). For ease of reference, the Staff's requests have been reprinted in the enclosure to this letter immediately prior to our response.

In connection with our response, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in our filings with the Commission;

•	Staff comments or changes to our disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 860-273-7231 if you or other members of the Staff have questions regarding our response.

Sincerely,

/s/ Rajan Parmeswar
Rajan Parmeswar

Enclosure

Enclosure - Response to the Staff's requests of Aetna during June 21, 2012 phone call. Staff request reprinted in italic text - Aetna response follows

During its phone conversation on June 21, 2012 with Rajan Parmeswar, the Staff requested the following information, which is included in our response.

•	A summary of how the performance guarantees included in our Administrative Service Contract (“ASC”) contracts function.

•	The amount of revenue deferred under our performance guarantees in each of the three years 2011, 2010 and 2009.

•
An analysis of how our accounting for ASC fees that are subject to performance guarantees meets the revenue recognition condition for a fixed or determinable sales price under SAB Topic 13.A.4 and additionally whether consideration has been given, by analogy, to ASC 605-20-S99-1 (formerly EITF D-96) regarding Accounting for Management Fees Based on a Formula.

Our Response:

Description of Our Performance Guarantees; Amount of Revenue Deferred

Our ASC contracts routinely include performance guarantees for which we are financially at risk to return a portion of the fees payable under these contracts if certain standards defined by the performance metrics specified in the contract are not met. We consider the existence of these performance guarantees and the related exposure to potential obligations to return a portion of the fees payable under these contracts to our ASC customers when recording revenue on these contracts.

Our performance guarantees, which are described on page 73 of Exhibit 13.1 to our 2011 Annual Report on Form 10-K, are common terms within ASC contracts in our industry and are of two types.

1.	Guarantees that our activities supporting the contracted services will meet certain objective and measurable minimum service levels (“service guarantees”).

Service guarantees require us to meet contractually specified minimum service levels for activities such as answering a customer's calls (customer service response time) and processing a customer's claims (claim processing accuracy and claim processing turnaround time). The transactions that underlie each of these service metrics are voluminous and homogeneous in nature. These service metrics are standard business operating measures that we have detailed policies and procedures in place to monitor on a regular and frequent basis (at least monthly and in many cases weekly or daily).

Service guarantees of this type are meant to protect our ASC customers against uncommon events such as major disruptions in our service operations. We have years of experience in providing these services, and our historical experience demonstrates that our service organization can consistently achieve specified acceptable levels of service. We take our historical experience into account when we negotiate the terms of our service guarantees.

Under the terms of our ASC contracts, our service guarantees are settled at least annually. The basis for measurement is the entirety of a specified time period. Therefore individual instances of underperformance during the specified time period will not trigger a service guarantee obligation so long as aggregate performance for the specified time period meets the specified service level. The frequency and rigor with which we monitor our service operations as these transactions are performed allows us to identify developing operational issues on a timely basis and respond accordingly so that we maintain our historically high levels of service.

2.	Guarantees that an ASC customer's medical benefit claim experience will fall within a specified range (“medical claim cost guarantees”).

Medical claim cost guarantees require us to manage a customer's medical benefit claim experience (“medical claim cost”) within a specified percentage range. Medical claim cost is measured on a per-member per-month (“PMPM”) basis. For example, if our customer incurred $12 million of medical claims in the prior year and had 1,000 employees enrolled in each of the 12 months of that year, then the PMPM claim cost in the prior year would be $1,000 ($12,000,000 claims incurred / (1,000 *12)). On this basis, our guarantee may specify, for example, that the increase in our customer's PMPM medical claim cost will not exceed a stated percentage range over the prior year. These guarantees are settled on an annual basis. In the event the actual year-over-year percentage increase in PMPM medical claim cost exceeds the specified range, we are obligated to return a stated percentage of that customer's ASC fees.

Much like the transactions that underlie our service guarantees, managing and estimating our customers' PMPM medical claim costs is a fundamental and critical aspect of our business. PMPM medical claim costs are standard operating measures in our business and industry. We employ volumes of historical data regarding our customers' medical claim costs and devote significant resources to analyzing, monitoring and managing our customers' PMPM medical claim costs. The data allowing us to monitor and analyze medical claim costs is drawn from our systems and available to us on a weekly basis. We have robust analysis and reporting processes in place that allow us to make timely estimates of our exposure under our medical claim cost guarantees.

The primary factor influencing PMPM medical claim costs is unit cost (how much our customers pay per unit for medical services). In 2012 we estimate that unit cost will account for approximately 70% of the annual growth in PMPM medical claim costs, while the frequency with which our members utilize medical services (“utilization”) will account for the remaining 30%.

With regard to unit costs, we negotiate and contract in advance with the healthcare providers that form our network of hospitals and physicians servicing our members. We take these negotiated rates into account when we negotiate the terms of our medical claim cost guarantees. We therefore control the primary factor (unit costs) influencing PMPM medical claim costs.

As a managed care organization, one of our core competencies is managing utilization so that our members receive efficient, high quality care in the most appropriate setting. We do this through medical management programs, benefit plan designs, and member and provider incentives (including provider reimbursements that promote the appropriate delivery of care) that we design and implement.

As previously noted, we have a comprehensive process in place to monitor and analyze medical claim costs. We conduct our analysis across multiple dimensions, including by geography, product, medical cost category and medical condition. From this data we can identify both historical and emerging utilization trends and take actions to manage the level of utilization. Our medical management, disease management and wellness programs are designed to appropriately manage utilization by:

a.	Promoting wellness, thus avoiding use of medical services.

b.	Requiring certain procedures that are prone to over-utilization to be actively managed.

c.	Monitoring our members with chronic and/or complex conditions for receipt of appropriate care.

d.	Providing incentives to our members and providers through our benefit plan designs and provider reimbursement arrangements.

For example, our National Medical Excellence department administers our centers for excellence that are responsible for assisting with (and sometimes taking over) the management of complex cases, such as transplants. Our disease management programs include integrated and personalized management of chronic and high cost conditions such as heart failure, diabetes and asthma. Another example is our concurrent review process, which employs nurses who monitor patients for proper treatment and appropriate length of stay in the hospital.

All of our activities to manage care work to improve the cost effectiveness of our customers' health care programs and the health of their employee populations and their employees' dependents. They also result in an enhanced level of predictability in our members' utilization of medical services. We see the effect of these actions on our members' utilization levels and thereby on our ASC customers' medical claim costs.

In summary, we control the primary factor (unit costs) and are able to significantly influence the other substantial factor (utilization) that underlie our medical claim cost guarantees.

The amount of revenue deferred under our performance guarantees was less than $90 million in each of the three years 2011, 2010 and 2009. By comparison, our total revenue in each of those years exceeded $33 billion.

Our Accounting for Performance Guarantees

With respect to the accounting for our performance guarantees and the GAAP citations on this topic, we submit that there is no direct reference or prescriptive guidance associated with our performance guarantee arrangements. However, we refer primarily to two citations when considering the appropriate recognition of ASC fees that are subject to performance guarantees.

1.
ASC Subtopic 605-15 addresses revenue recognition when products are sold with a right to return. We note that SAB Topic 13.A.4 indicates the Staff has accepted analogies to ASC 605-15 for certain service transactions, such as those services provided under our ASC contracts, provided that a stated set of criteria are met. The following is our basis for concluding that our ASC contracts with performance guarantees meet these criteria.

•	The estimates of terminations or cancellations and refunded revenues are being made for a large pool of homogeneous items.

The transactions that underlie our service metrics and PMPM medical claim costs are voluminous and homogeneous in nature. For example, we processed over 248 million claims and handled over 54 million customer service calls in 2011. Our service metrics and PMPM medical claim costs are standard business operating measures that we have policies and procedures in place to monitor on a regular and frequent basis (at least monthly and in many cases weekly or daily).

•	Reliable estimates of expected refunds can be made on a timely basis.

With respect to both our service and medical claim cost guarantees, we utilize volumes of data regarding our service performance and PMPM medical claim costs to make a reliable estimate of our obligations under our performance guarantees at the outset of the contract period. We recognize ASC fee revenue on a monthly basis as services are provided and billed and each month defer the related obligations under our performance guarantees. As we monitor our service performance and PMPM medical claim costs on a frequent basis, we are able to adjust our estimates of the obligations under our performance guarantees on a timely basis.

•	There is sufficient company-specific historical basis upon which to estimate the refunds, and the company believes that such historical experience is predictive of future events.

Throughout the contract period, we estimate our obligations under our performance guarantees using extensive, Aetna-specific historical and emerging actual experience. Regarding our service guarantees, we continually monitor the performance of our service operations and can take any necessary actions for those operations to continue at the high service levels achieved historically. With respect to medical claim cost guarantees, we have volumes of historical data regarding our customers' claim costs, devote significant resources to analyzing, monitoring and managing those costs and update our expectations frequently. We are measuring aggregate results of our service transactions and aggregate PMPM medical claim costs for a customer, not individual service transactions or medical services for individual members.

•	The amount of the fee specified in the agreement at the outset of the arrangement is fixed, other than the refund privilege.

Our ASC contracts specify a fixed service fee, and any performance guarantee that may apply, at the outset of the arrangement. Each contract specifies the fees at risk for each service or medical claim cost guarantee, and, in most cases, also specifies an aggregate cap on the fees at risk under all of the performance guarantees.

In light of the above, we believe that our accounting for fees associated with our ASC contracts follows the guidance set forth in SAB Topic 13.A.4, which is based on applying the model set forth in ASC 605-15 by analogy. At the outset of the contract period and throughout the terms of the guarantees, we make reliable estimates of our obligations under our performance guarantees as previously described, using extensive, Aetna-specific historical and emerging actual experience. Our ASC fee revenue is recognized on a monthly basis as services are provided and billed, and each month we defer the related obligations under our performance guarantees.

We have additionally considered the guidance within ASC 605-15-25-3 regarding factors that may impair the ability to make reasonable estimates of the amount of revenue to defer. Specifically, because our ASC contracts are annual contracts that specify a fixed PMPM fee at the outset of the contract, those contracts are not susceptible to significant external factors such as changes in demand for our services. Moreover, because our performance guarantees are made for a term of up to one year, we are not required to make estimates that extend beyond one year.

2.
ASC 605-20-S99-1 (formerly EITF D-96), which addresses the accounting for management fees based on a formula, outlines two methods of accounting for incentive fees at interim dates before the end of the measurement period specified in the arrangement. Under the first method the incentive fee is deferred until the end of the measurement period. The second method provides that revenue may be recognized at interim periods in the amount of the incentive fee that would be due under the formula if the contract were terminated at that date. However, interim period measurements must be based on current performance and should not consider forecasts for future performance. The measurement is recalculated at each interim period, and revenues are adjusted accordingly, which results in each interim period reflecting performance during that period.

Our accounting for performance guarantees and the terms of those guarantees is analogous to Method 2 of ASC 605-20-S99-1 in several respects.

•	The measurement period of our performance guarantees is annual and, much like the incentive fee arrangements described in ASC 605-20-S99-1, we can assess our performance at interim periods.

•	Our ASC contracts may be terminated by us, or our customer, without cause after a specified notice period, generally 31 days. We are not subject to a penalty upon termination.

•
Each period we adjust the amount of revenue deferred through the current period based on historical data and emerging actual experience to date. Therefore, each interim period reflects performance through that period.

•
In the event an ASC contract is terminated prior to the end of the measurement period, any amounts accrued towards the performance guarantee obligations generally are forfeited by the customer, and we recognize any related previously deferred revenue.